Exhibit 23(a)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 14, 2006, relating to the consolidated financial statements and financial statement schedule of WGL Holdings, Inc. (which report includes explanatory paragraphs relating to the Company’s adoption in fiscal 2006 of Statement of Financial Accounting Standards No. 123(R) “Share Based Payment” and FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”, the Company’s revision in the format of its consolidated statements of income, and the discontinued operations presentation of American Combustion Industries, Inc. (“ACI”), part of its HVAC Segment), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of WGL Holdings, Inc. for the year ended September 30, 2006.
/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
May 10, 2007